Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2013		2012	2011	2010	2009
Earnings, as defined:
Income Before Income Taxes		$317	$204	$257	$192	$221

Total fixed charges as below		117	107	105	102	121

Total earnings		$434	$311	$362	$294	$342

Fixed charges, as defined:
Interest charges (a)		$113	$104	$102	$101	$120
Estimated interest component of operating rentals		4	3	3	1	1

Total fixed charges (b)		$117	$107	$105	$102	$121

Ratio of earnings to fixed charges		3.7	2.9	3.4	2.9	2.8

Preferred stock dividend requirements on a pre-tax
basis	$		$6	$21	$23	$28
Fixed charges, as above		117	107	105	102	121
Total fixed charges and preferred stock dividends		$117	$113	$126	$125	$149
Ratio of earnings to combined fixed charges and
preferred stock dividends		3.7	2.8	2.9	2.4	2.3

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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